Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Director and Person Discharging
Managerial Responsibility

The Company was notified on 10 November 2008 that, on 20 October 2008, Ken Hanna acquired 10 ordinary shares in the capital of the Company at a price of £5.19 per share through participation in the Interim Dividend 2008 Dividend Re-Investment Plan through the Company’s all-employee share incentive plan.

The Company was notified on 10 November 2008 that, on 10 November 2008, Ken Hanna acquired 24 ordinary shares in the capital of the Company at a price of £5.68 per share through participation in the Company’s all-employee share incentive plan.

Following these transactions, Ken Hanna now has an interest in 414,311 shares (which includes a restricted share award). He also has a conditional interest in a further 301,774 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

The Company was notified on 10 November 2008 that, on 20 October 2008, Chris Van Steenbergen acquired 9 ordinary shares in the capital of the Company at a price of £5.19 per share through participation in the Interim Dividend 2008 Dividend Re-Investment Plan through the Company’s all-employee share incentive plan.

The Company was notified on 10 November 2008 that, on 10 November 2008, Chris Van Steenbergen acquired 24 ordinary shares in the capital of the Company at a price of £5.68 per share through participation in the Company’s all-employee share incentive plan.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

All transactions were carried out in London.

Contact:
H A Udow
Group Secretary
Tel: 01895 615007

11 November 2008